November 14, 2006.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues
Title: General Counsel

Enclosure[s]: Financial Information.

Grupo Modelo, S.A. de C.V.
Javier Barros Sierra No. 555
Col. Zedec Santa Fe
01210 México, D.F.
Tel.: 2266 0000
www.gmodelo.com.mx

EMISNET

Clave:	**GMODELO**
Razón Social:	**GRUPO MODELO, S.A. DE C.V.**
Folio de recepción:	**141984**
Responsable:	**EMILIO FULLAONDO BOTELLA**
Fecha y hora de envío:	**Oct 27 2006 1:47:34:620PM**

Imprimir

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324748

México, D.F., a 27 de octubre de 2006

COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
c/copia
OP-02 27 OCT. 2006 E-001
DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

At'n: Act. Carlos Quevedo López
Dirección General de Supervisión de Mercados

Estimado Sr. Quevedo:

Atendiendo a lo dispuesto en la circular de emisoras, publicada en el Diario Oficial de la Federación el 19 de marzo de 2003, en lo que respecta a la información correspondiente al tercer trimestre de 2006, que se debe proporcionar a la Comisión Nacional Bancaria y de Valores, a la Bolsa de Valores y público inversionista, se hace constar lo siguiente:

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Esperando que con esta información se dé cumplimiento a lo dispuesto en la circular de emisoras, quedamos a sus órdenes para cualquier comentario al respecto.

Atentamente,

Ing. Carlos Fernández González
Presidente del Consejo y Director General

C.P. Ernesto Alcalde y Rodríguez
Vicepresidente de Finanzas y Fiscal

c.c.p. C.P. Roberto Cordova Tamariz
Subdirector de Administración de Valores y Emisoras
Bolsa Mexicana de Valores, S.A. de C.V.
Lic. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

Grupo Modelo, S.A. de C.V.
Javier Barros Sierra No. 555
Col. Zedec Santa Fe
01210 México, D.F.
Tel.: 2266 0000
www.gmodelo.com.mx

México, D.F., a 27 de octubre de 2006

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

At'n: Act. Carlos Quevedo López
Dirección General de Supervisión de Mercados

Estimado Sr. Quevedo:

Atendiendo a lo dispuesto en la circular de emisoras, publicada en el Diario Oficial de la Federación el 19 de marzo de 2003, en lo que respecta a la información correspondiente al tercer trimestre de 2006, que se debe proporcionar a la Comisión Nacional Bancaria y de Valores, a la Bolsa de Valores y público inversionista, se hace constar lo siguiente:

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Esperando que con esta información se dé cumplimiento a lo dispuesto en la circular de emisoras, quedamos a sus órdenes para cualquier comentario al respecto.

Atentamente,

Ing. Carlos Fernández González
Presidente del Consejo y Director General

C.P. Ernesto Alcalde y Rodríguez
Vicepresidente de Finanzas y Fiscal

c.c.p. C.P. Roberto Cordova Tamariz
Subdirector de Administración de Valores y Emisoras
Bolsa Mexicana de Valores, S.A. de C.V.
Lic. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
27 OCT 2006 003091
SUBDIRECCIÓN DE ADMINISTRACION DE VALORES Y EMISORAS

Grupo Modelo, S.A. de C.V.
Javier Barros Sierra No. 555
Col. Zedec Santa Fe
01210 México, D.F.
Tel.: 2266 0000
www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF. S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	86,219,077	100	80,438,394	100
s02	CURRENT ASSETS	33,050,368	38	28,202,858	35
s03	CASH AND SHORT-TERM INVESTMENTS	21,428,371	25	17,452,316	22
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,880,132	3	2,090,076	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	739,820	1	595,032	1
s06	INVENTORIES	6,025,343	7	6,079,795	8
s07	OTHER CURRENT ASSETS	1,976,702	2	1,985,639	2
s08	LONG-TERM	4,291,934	5	3,871,180	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,305,669	2	1,150,857	1
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,896,868	3	2,632,341	3
s11	OTHER INVESTMENTS	89,397	0	87,982	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	46.722.614	54	46.462.834	58
s13	LAND AND BUILDINGS	23,351,663	27	21,863,073	27
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	35,758,368	41	33,548,923	42
s15	OTHER EQUIPMENT	8.696.719	10	8.742.479	11
s16	ACCUMULATED DEPRECIATION	23,254,290	27	21,823,320	27
s17	CONSTRUCTION IN PROGRESS	2,170,154	3	4,131,679	5
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	1,721,411	2	1,320,525	2
s19	OTHER ASSETS	432.750	1	580.997	1
s20	TOTAL LIABILITIES	13,232,569	100	12,741,637	100
s21	CURRENT LIABILITIES	5,452,000	41	4,601,059	36
s22	SUPPLIERS	2,036,578	15	1,675,929	13
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	1,424,002	11	1,127,835	9
s26	OTHER CURRENT LIABILITIES	1,991,420	15	1,797,295	14
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	7,780,569	59	8,140,578	64
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	72,986,508	100	67,696,757	100
s34	MINORITY INTEREST	16,884,550	23	15,595,138	23
s35	MAJORITY INTEREST	56,101,958	77	52,101,619	77
s36	CONTRIBUTED CAPITAL	16,513,069	23	16,513,069	24
s79	CAPITAL STOCK	15,482,003	21	15,482,003	23
s39	PREMIUM ON ISSUANCE OF SHARES	994,903	1	994,903	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	36,163	0	36,163	0
s41	EARNED CAPITAL	39,588,889	54	35,588,550	53
s42	RETAINED EARNINGS AND CAPITAL RESERVES	46,119,593	63	41,966,158	62
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,530,704)	(9)	(6,377,608)	(9)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	21,428,371	100	17,452,316	100
s46	CASH	928,404	4	448,201	3
s47	SHORT-TERM INVESTMENTS	20,499,967	96	17,004,115	97
s07	OTHER CURRENT ASSETS	1,976,702	100	1,985,639	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,976,702	100	1,985,639	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	1,721,411	100	1,320,525	100
s48	DEFERRED EXPENSES (NET)	1,507,165	88	1,101,081	83
s49	GOODWILL	214,246	12	219,444	17
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	432,750	100	580,997	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	370,997	86	508,510	88
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	61,753	14	72,487	12
s21	CURRENT LIABILITIES	5,452,000	100	4,601,059	100
s52	FOREIGN CURRENCY LIABILITIES	502,021	9	462,893	10
s53	MEXICAN PESOS LIABILITIES	4,949,979	91	4,138,166	90
s26	OTHER CURRENT LIABILITIES	1,991,420	100	1,797,295	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,581,268	79	1,385,576	77
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	410,152	21	411,719	23
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	7,780,569	100	8,140,578	100
s66	DEFERRED TAXES	7,780,569	100	7,501,054	92
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	639,524	8
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	15,482,003	100	15,482,003	100
s37	CAPITAL STOCK (NOMINAL)	2,839,652	18	2,839,652	18
s38	RESTATEMENT OF CAPITAL STOCK	12,642,351	82	12,642,351	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	46,119,593	100	41,966,158	100
s93	LEGAL RESERVE	2,617,938	6	2,248,927	5
s43	RESERVE FOR REPURCHASE OF SHARES	651,257	1	651,257	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	35,941,986	78	32,976,228	79
s45	NET INCOME FOR THE YEAR	6,908,412	15	6,089,746	15
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,530,704)	100	(6,377,608)	100
s70	ACCUMULATED MONETARY RESULT	4,398,363	(67)	4,398,363	(69)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,251,936)	80	(4,814,858)	75
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(5,173,624)	79	(5,173,624)	81
s99	LABOR OBLIGATION ADJUSTMENT	(503,507)	8	(787,489)	12
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	27,598,368	23,601,799
s73	PENSIONS AND SENIORITY PREMIUMS	5,205,732	4,563,248
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	19,103	20,621
s76	WORKERS (*)	18,105	21,650
s77	OUTSTANDING SHARES (*)	3,251,759,632	3,251,759,632
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	42,296,819	100	38,339,979	100
r02	COST OF SALES	19,044,740	45	17,538,784	46
r03	GROSS PROFIT	23,252,079	55	20,801,195	54
r04	OPERATING EXPENSES	10,576,467	25	9,822,548	26
r05	OPERATING INCOME	12,675,612	30	10,978,647	29
r06	INTEGRAL FINANCING COST	(720,538)	(2)	(794,990)	(2)
r07	INCOME AFTER INTEGRAL FINANCING COST	13,396,150	32	11,773,637	31
r08	OTHER EXPENSE AND INCOME (NET)	(268,247)	(1)	(259,573)	(1)
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	13,664,397	32	12,033,210	31
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	4,654,597	11	4,091,415	11
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	9,009,800	21	7,941,795	21
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	9,009,800	21	7,941,795	21
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	9,009,800	21	7,941,795	21
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	9,009,800	21	7,941,795	21
r19	NET INCOME OF MINORITY INTEREST	2,101,388	5	1,852,049	5
r20	NET INCOME OF MAJORITY INTEREST	6,908,412	16	6,089,746	16

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	42,296,819	100	38,339,979	100
r21	DOMESTIC	29,511,330	70	27,113,675	71
r22	FOREIGN	12,785,489	30	11,226,304	29
r23	TRANSLATED INTO DOLLARS (***)	1,156,666	3	980,874	3
r06	INTEGRAL FINANCING COST	(720,538)	100	(794,990)	100
r24	INTEREST EXPENSE	85	0	11	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,014,281	(141)	1,153,752	(145)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(158,799)	22	37,733	(5)
r28	RESULT FROM MONETARY POSITION	452,457	(63)	321,018	(40)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	4,654,597	100	4,091,415	100
r32	INCOME TAX	4,003,394	86	3,840,626	94
r33	DEFERRED INCOME TAX	(212,226)	(5)	(429,449)	(10)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	881,651	19	815,746	20
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(18,222)	0	(135,508)	(3)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	45,344,482	41,244,700
r37	TAX RESULT FOR THE YEAR	9,243,209	8,086,885
r38	NET SALES (**)	54,729,674	49,980,667
r39	OPERATING INCOME (**)	15,809,752	14,292,293
r40	NET INCOME OF MAJORITY INTEREST (**)	8,289,807	7,868,674
r41	NET CONSOLIDATED INCOME (**)	10,805,423	10,274,419
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,105,830	1,869,286

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	14,272,260	100	13,028,693	100
rt02	COST OF SALES	6,553,721	46	6,153,950	47
rt03	GROSS PROFIT	7,718,539	54	6,874,743	53
rt04	OPERATING EXPENSES	3,618,718	25	3,316,291	25
rt05	OPERATING INCOME	4,099,821	29	3,558,452	27
rt06	INTEGRAL FINANCING COST	133,926	1	(258,377)	(2)
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,965,895	28	3,816,829	29
rt08	OTHER EXPENSE AND INCOME (NET)	(596,834)	(4)	(98,551)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	4,562,729	32	3,915,380	30
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,522,718	11	1,357,117	10
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	3,040,011	21	2,558,263	20
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	3,040,011	21	2,558,263	20
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	3,040,011	21	2,558,263	20
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	3,040,011	21	2,558,263	20
rt19	NET INCOME OF MINORITY INTEREST	708,915	5	594,458	5
rt20	NET INCOME OF MAJORITY INTEREST	2,331,096	16	1,963,805	15

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO MODELO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	14,272,260	100	13,028,693	100
rt21	DOMESTIC	9,806,947	69	9,190,257	71
rt22	FOREIGN	4,465,313	31	3,838,436	29
rt23	TRANSLATED INTO DOLLARS (***)	407,110	3	343,705	3
rt06	INTEGRAL FINANCING COST	133,926	100	(258,377)	100
rt24	INTEREST EXPENSE	73	0	(14)	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	352,463	263	391,464	(152)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	182,185	136	(24,383)	9
rt28	RESULT FROM MONETARY POSITION	304,131	227	157,484	(61)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,522,718	100	1,357,117	100
rt32	INCOME TAX	1,469,652	97	1,179,238	87
rt33	DEFERRED INCOME TAX	(250,595)	(16)	(37,272)	(3)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	311,597	20	228,395	17
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(7,936)	(1)	(13,244)	(1)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	708,625	657,286

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO | QUARTER: 3 | YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	9,009,800	7,941,795
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,039,683	1,342,852
c03	RESOURCES FROM NET INCOME FOR THE YEAR	11,049,483	9,284,647
c04	RESOURCES PROVIDED OR USED IN OPERATION	249,265	(741,724)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	11,298,748	8,542,923
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(58,795)	(25,057)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,350,731)	(4,704,361)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(5,409,526)	(4,729,418)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(2,458,174)	(3,142,801)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,431,048	670,704
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	17,997,323	16,781,612
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	21,428,371	17,452,316

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,039,683	1,342,852
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,105,830	1,869,286
c41	+ (-) OTHER ITEMS	(66,147)	(526,434)
c04	RESOURCES PROVIDED OR USED IN OPERATION	249,265	(741,724)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(534,047)	(673,433)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(315,928)	(176,092)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	282,695	15,930
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	472,901	295,570
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	343,644	(203,699)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(58,795)	(25,057)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(58,795)	(25,057)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,350,731)	(4,704,361)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(5,350,731)	(4,704,361)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(2,458,174)	(3,142,801)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	(6,341)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,581,006)	(4,767,923)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	462,741	1,776,190
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(339,909)	(144,727)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR:2006
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION CONSOLIDATED
Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.55		$	2.42	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	2.55		$	2.42	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	3.32		$	3.12	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTUNUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYING VALUE PER SHARE	$	17.25		$	16.02	
d09	CHASH DIVIDEND ACCUMULATED PER SHARE	$	1.26		$	1.09	
d10	DIVIDENDS IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.76	times		2.26	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		18.71	times		14.99	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE COPE: GMOPELO
GRUPO MOPELO, S.A. PE C.V.

QUARTER: 3 YEAR:2006

RATIOS

CONSOLIPATEP

CONSOLIPATEP
Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	21.30	%	20.71	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	14.77	%	15.10	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.53	%	12.77	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	54.97	%	54.58	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(5.02)	%	(4.04)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.63	times	0.62	times
p07	NET SALES TO FIXED ASSETS (**)	1.17	times	1.07	times
p08	INVENTORIES TURNOEVER (**)	4.12	times	3.65	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	15.98	days	12.79	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	15.34	%	15.84	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.18	times	0.18	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.79	%	3.63	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	149,124.84	times	998,058.81	times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.13	times	3.92	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	6.06	times	6.12	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.95	times	4.80	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.49	times	2.21	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	393.03	%	379.31	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	26.12	%	24.21	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.58	%	(1.93)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	132,926.44	times	776,629.36	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	1.08	%	0.52	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	98.91	%	99.47	%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	104.99	%	151.70	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

THE ESTIMATED .I.N.P.C. USED FOR THE END OF MONTH OF SEPTEMBER 2006 WAS 118.699 (114.483 IN 2005)

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

REFERENCE R37 TAX RESULT FOR THE PERIOD CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

REFERENCE C31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

		2006	2005
MAJORITY SHAREHOLDERS	PS.	$4,106,841	$3,574,112
MINORITY SHAREHOLDERS		1,243,890	1,130,249
TOTAL		5,350,731	4,704,361

r06:

MEXICO CITY, OCTOBER 27, 2006. GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES (BMV:GMODELOC) (GRUPO MODELO OR THE COMPANY), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006.

IN THE THIRD QUARTER OF 2006, TOTAL BEER VOLUME GREW 7.6%, TOTALING 12.5 MILLION HECTOLITERS. THE DOMESTIC MARKET REGISTERED AN INCREASE OF 4.0% DESPITE HEAVY RAINFALL IN THE CENTER OF THE COUNTRY. EXPORT VOLUMES INCREASED 15.3% COMPARED TO THE SAME PERIOD OF 2005, MAINLY BOOSTED BY THE GROWTH IN THE U.S. EXPORTS INCREASED AS A PERCENTAGE OF TOTAL SALES BY 2.3 PERCENTAGE POINTS, REPRESENTING 34.1% OF THE MIX.

NET SALES TOTALED 14,272 MILLION PESOS, WHICH REPRESENTED AN INCREASE OF 9.5% OVER THE SAME QUARTER OF THE PREVIOUS YEAR. DOMESTIC SALES GREW 3.3% AS A RESULT OF THE COMBINATION OF STRONG VOLUME GROWTH AND A DECREASE IN THE PRICE PER HECTOLITER OF 0.7% IN REAL TERMS DUE TO THE CHANGE IN SALES MIX. TOTAL EXPORT REVENUES TOTALED 407 MILLION DOLLARS, AN INCREASE OF 18.4%. THEREFORE, THE AVERAGE PRICE PER HECTOLITER IN DOLLARS INCREASED 2.7%.

THE COST OF GOODS SOLD TOTALED 6,554 MILLION PESOS, A RISE OF 6.5% COMPARED TO THE THIRD QUARTER OF 2005. THE COST PER TOTAL HECTOLITER DECLINED 1.0% AS A RESULT OF THE EFFICIENCIES OBTAINED BY THE DIVERSE INITIATIVES CARRIED OUT BY THE COMPANY, AND WHICH WERE ABLE TO OFFSET THE PRESSURE OF HIGHER EXPORTS IN THE MIX. CONSEQUENTLY, GROSS PROFIT GREW 12.3%, TOTALING 7,718 MILLION PESOS. GROSS MARGIN WAS 54.1%, REPRESENTING AN EXPANSION OF 130 BASIS POINTS IN THE PERIOD.

OPERATING EXPENSES GREW 9.1%, MAINLY DUE TO HIGHER ADVERTISING EXPENSES, HIGHLIGHTING THE SUPPORT FOR NEW PRESENTATIONS LAUNCHED DURING THE QUARTER. OPERATING PROFIT WAS 4,099 MILLION PESOS, 15.2% ABOVE THE AMOUNT POSTED IN 2005. THUS, THE OPERATING MARGIN EXPANDED 140 BASIS POINTS TO 28.7%.

THE COMPREHENSIVE COST OF FINANCING REFLECTED A CHARGE OF 134 MILLION PESOS AS A RESULT OF A FOREIGN EXCHANGE LOSS, AS WELL AS THE MONETARY POSITION LOSS DERIVED FROM A HIGHER INFLATION RATE REGISTERED IN THE PERIOD.

THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 33.4%, COMPARED TO 34.7% POSTED IN THE THIRD QUARTER OF THE PRIOR YEAR.

NET MAJORITY INCOME WAS 2,331 MILLION PESOS, 18.6% ABOVE THE PREVIOUS YEAR. THEREFORE, NET MARGIN WAS 16.3% COMPARED TO 15.1% POSTED IN 2005.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	3ER QUARTER 2006	%	3ER QUARTER 2005	%	VAR. (%)
DOMESTIC	8.240	65.9	7.921	68.2	4.0
EXPORT	4.255	34.1	3.691	31.8	15.3
TOTAL	12.495	100.0	11.612	100.0	7.6

DURING THE FIRST NINE MONTHS OF 2006, TOTAL BEER VOLUME GREW 8.1% COMPARED TO THE SAME PERIOD OF LAST YEAR, TOTALING 37.1 MILLION HECTOLITERS. THE DOMESTIC MARKET REGISTERED GROWTH OF 5.4% AS A RESULT OF STRONG DEMAND IN THE YEAR. MEANWHILE, EXPORTS POSTED

CUMULATIVE GROWTH OF 14.0% AND REPRESENTED 33.2% OF TOTAL VOLUME, COMPARED TO THE 31.5% POSTED IN THE YEAR AGO PERIOD.

NET SALES IN 2006 TOTALED 42,297 MILLION PESOS, AN INCREASE OF 10.3%. THE DOMESTIC PRICE PER HECTOLITER ROSE 1.2% IN REAL TERMS, REFLECTING THE PRICE INCREASE IMPLEMENTED AT THE BEGINNING OF THE YEAR AND REVENUE MANAGEMENT INITIATIVES. TOTAL EXPORT REVENUES WERE 1,157 MILLION DOLLARS, WHICH REPRESENTED AN INCREASE OF 17.9% COMPARED WITH THE PREVIOUS YEAR. THE PRICE PER HECTOLITER IN DOLLARS ROSE 3.4%, WHILE IN PESOS THE PRICE REMAINED STABLE IN REAL TERMS.

THE COST OF GOODS SOLD INCREASED 8.6% DUE TO HIGHER EXPORTS IN THE SALES MIX. GROSS PROFIT TOTALED 23,252 MILLION PESOS, AN INCREASE OF 11.8% COMPARED TO THE FIRST NINE MONTHS OF 2005. CONSEQUENTLY, GROSS MARGIN EXPANDED 70 BASIS POINTS AND STOOD AT 55.0%.

OPERATING EXPENSES WERE UP 7.7%, RISING AT A LOWER RATE THAN NET SALES GROWTH. THEREFORE, OPERATING PROFIT REGISTERED AN INCREASE OF 15.5% FROM THE 2005 FIGURE, TOTALING 12,676 MILLION PESOS. THUS, OPERATING MARGIN WAS 30.0%, WHICH REPRESENTED AN EXPANSION OF 140 BASIS POINTS.

DEPRECIATION AND AMORTIZATION FOR THE NINE MONTHS TOTALED 2,106 MILLION PESOS AND REPRESENTED 5.0% OF NET SALES. EBITDA (OPERATING INCOME + DEPRECIATION EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 14,358 MILLION PESOS, 14.9% HIGHER THAN IN THE PREVIOUS YEAR. EBITDA MARGIN INCREASED 130 BASIS POINTS, STANDING AT 33.9%.

BELOW THE OPERATING LINE, COMPREHENSIVE COST OF FINANCING, WHICH IS FAVORABLE FOR GRUPO MODELO, TOTALED 721 MILLION PESOS MAINLY AS A RESULT OF FOREIGN EXCHANGE GAINS.

IN TERMS OF TAXES, THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 34.1%, REMAINING AT THE SAME LEVEL AS IN 2005.

NET MAJORITY INCOME WAS 6,908 MILLION PESOS, REPRESENTING AN INCREASE OF 13.4% AND A MARGIN OF 16.3%. THUS, EARNINGS PER SHARE FOR THE NINE MONTHS OF 2006 WERE 2.1 PESOS.

FINANCIAL POSITION

AS OF SEPTEMBER 30, 2006, GRUPO MODELOS CASH AND MARKETABLE SECURITIES ACCOUNTED FOR 24.9% OF TOTAL ASSETS, IN CONTRAST TO THE 21.7% IN 2005. ON THE OTHER HAND, TOTAL ASSETS GREW 7.2% OVER THE LAST TWELVE MONTHS. THE FINANCIAL POSITION OF THE COMPANY REMAINED STRONG THROUGH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 5,452 MILLION PESOS. STOCKHOLDERS EQUITY TOTALED 72,987 MILLION PESOS, REPRESENTING A 7.8% INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

AS OF SEPTEMBER 2006, GRUPO MODELO INVESTED 2,118 MILLION PESOS OF ITS INTERNALLY GENERATED CASH FLOW. THE FUNDS WERE ALLOCATED AS SHOWN IN THE TABLE.

AREA	SEPTEMBER 2006
TUXTEPEC BREWERY	13.7 %
BREWERIES & OTHER FACTORES	42.3 %
SALES	44.0 %

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

FIGURES AS OF SEPTEMBER 30, 2006 AND 2005

MARKET	2006	%	2005	%	VAR.(%)
DOMESTIC	24.766	66.8	23.488	68.5	5.4
EXPORT	12.285	33.2	10.777	31.5	14.0
TOTAL	37.051	100.0	34.265	100.0	8.1

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands of constant Mexican pesos as of September 30, 2006)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

Breweries:	Percentage of shareholding
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Gmodelo Agriculture, Inc.	100
Extractos y Maltas, S. A.	98

Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	Percentage of shareholding
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luís Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo en Campeche S.A. de C.V.	100
Las Cervezas Modelo del Estado de México S.A. de C.V.	100
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100

2. ACCOUNTING POLICIES:

The accounting policies applied by the Group in the preparation of these consolidated financial statements are in accordance with generally accepted accounting principles in Mexico. These accounting principles require that the Group's Management make estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The principal accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by integrated statement B-10.

c) Comparability - The figures shown in the consolidated financial statements and their notes are stated consistently in Mexican pesos of September 30, 2006 purchasing power by applying factors derived from the National Consumer Price Index (NCPI), 118.699 (114.483 in 2005).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of foreign subsidiaries to Mexican pesos, required for consolidation, was carried out in accordance with the guidelines of the statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements Foreign of Operations", issued by the CINIF, by the integrated foreign operation method. The purchase exchange rate of $10.975 ($10.75 in 2005) per U.S. dollar was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the underling transactions were carried out. The effects of this translation are included comprehensive financing income.

e) Marketable securities - The marketable securities correspond to financial securities related to the Groups' business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, as a financial liability may be liquidated among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables prices are recognized as assets and liabilities at their fair value. Gains or losses on those instruments are recorded in income (See Note 16). Beginning 2005, the Group adopted the NIF C-10, "Derivative Financial Instruments and Hedging Operations". Adoption of this statement did not have a significant effect on the income of the year.

g) Inventories – These items are valued by the replacement cost method, not exceeding their net realizable value.

h) Cost of sales – This items is determined based on the restated value of inventories sold.

i) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. The equity in the net income of associated companies which manufacture products used in the production of beer is included in the income statement as a reduction in cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and to their acquisition cost in the case of purchases subsequent to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by the application of inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

m) Deferred expenses and intangible assets - These items are recorded at the value of acquisition, provided they are identifiable, provide expected economic benefits and the company has control over such benefits. These items are restated by applying factors derived from the NCPI, according to the ageing of the expenditure. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization - The original amount and restatement increment of installation and organization expenses and intangible assets are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined in accordance with the expected future economic benefits.

o) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of the long-lived assets, tangible and intangible, in order to determine if any significant impairment of these assets exists. At the date of the consolidated financial statements no impairment was determined.

p) Foreign currencies - Amounts receivable or payable in foreign currency are translated to Mexican pesos at the exchange rate in effect on the transaction date (See Note 14). Balances

at the end of the year are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of comprehensive financing income.

q) Allowances, liabilities and provisions - These items are recorded based on Management's Group best estimation, which may differ from amounts finally realized or paid.

r) Labor obligations upon retirement - Labor obligations for projected benefits were determined by independent actuaries and recorded in accordance with the guidelines established in the statement D-3, "Labor Obligations", issued by the MIPA.
Until December 2005, severance and voluntary retirement payments were recorded in the income statement at the moment of payment. Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. (See Note 8).

s) Deferred income tax and employees' profit sharing - To determine deferred income tax, the Group uses the comprehensive asset-and-liability, method which consists of applying the corresponding income tax rate to all temporary differences between the accounting and tax amounts of assets and liabilities at the date of the consolidated financial statements. Deferred employees' profit sharing is recognized only for non-recurring timing differences. Due to changes in tax dispositions, effective January 2005, the Group recorded a deferred profit sharing liability for this item. (See Note 12c).

t) Restatement of stockholders' equity - The components of stockholders' equity are restated by applying inflation factors derived from the NCPI, and are presented in the consolidated financial statements, at the restated amounts.

u) Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss" which are described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than general inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined using the NCPI. If the specific costs are higher than the indexes, there will be a gain from holding non-monetary assets; otherwise, a loss will occur. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets, is restated in the same way as the other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

v) Gains or loss from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although the assets maintain their nominal value, the lose purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of comprehensive financing income.

w) Comprehensive income – Statement B-4 “Comprehensive Income” requires that all items representing changes in earned surplus during the year , other than dividend payments, be shown in the statement of changes in stockholders’ equity as “comprehensive income”.

x) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2006	2005
Trade accounts receivable	$4,435,992	$3,544,470
Sundry debtors	505,002	585,966
Salesmen	16,106	22,380
	4,957,100	4,152,816
Less - Allowance for doubtful accounts	(401,293)	(445,770)
	4,555,807	3,707,046
Recoverable taxes	307,778	61,817
Non-consolidated related companies (See Note 13)	33,860	42,112
Officers and employees	28,176	24,990
	4,925,621	3,835,965

Less - Current accounts and notes receivable	(3,619,952)	(2,685,108)
Long-term accounts and notes receivable	$1,305,669	$1,150,857

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2006	2005
Containers and packaging	$1,962,276	$1,974,441
Finished goods and work in process	1,732,607	1,433,576
Raw materials	1,205,409	1,476,768
Spare parts and accessories	656,627	693,591
Merchandise in transit and advances to suppliers	485,153	585,169
Advertising articles	147,128	113,804
	6,189,200	6,277,349
Less- Allowance for slow-moving inventories	(163,857)	(197,554)
	$6,025,343	$6,079,795

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Percentage equity in investee	2006	2005
Dirección de Fábricas, S. A. de C. V. (holding company for glass container manufacturing companies)	41	$2,779,898	$2,447,282
Gondi, S. A. de C. V.	7	181,842	189,261
Foreign investments	40-81	77,336	102,190
		3,039,076	2,738,733
Other		89,397	87,982
		3,128,473	2,826,715

Less - Allowance for decline in book value	(142,208)	(106,392)
	$2,986,265	$2,720,323

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities, amounting to $424,137 ($347,004 in 2005) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

		2006			2005
Item	Annual depreciation rate	Net historical cost	Net restatement	Net total value	Net total value
Land	-	$ 1,559,653	$ 3,182,774	$ 4,742,427	$ 4,611,002
Machinery and equipment	5%	14,414,258	7,444,224	21,858,482	20,614,912
Transportation equipment	12 a 25%	2,302,257	367,851	2,670,108	2,717,235
Building and other structures	2%	6,965,059	6,530,589	13,495,648	12,522,918
Computer equipment	25%	495,315	31,736	527,051	420,357
Furniture and other equipment	7%	310,838	83,317	394,155	552,194
Antipollution equipment	5%	573,804	290,785	864,590	892,534
Construction in progress and advances to suppliers	-	2,088,880	81,273	2,170,153	4,131,682
		$28,710,065	$18,012,550	$46,722,614	$46,462,834

Depreciation for the year amounted to $2,035,569 ($1,808,408 in 2005).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $3,068,112 ($4,144,188 in 2005), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during 2006 and 2007.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2006	2005
Deferred expenses	$2,005,650	$1,837,022
Goodwill and other intangible assets	566,975	259,222
	2,572,625	2,096,244
Less - Accumulated amortization	(789,461)	(703,232)
	1,783,164	1,393,012
Intangible assets of labor obligations upon retirement (See Note 8)	370,997	508,510
	$2,154,161	$1,901,522

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations vest only after the employees have worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2006	2005
Obligations for current benefits	$5,175,837	$5,187,625
Additional amount for projected benefits	416,116	416,090
Obligations for projected benefits	5,591,953	5,603,715
Plan assets (trust fund)	(4,994,208)	(4,333,415)
	597,745	1,270,300
Items to be amortized over a period of 14 to 20 years:		
For adjustments to assumptions	(1,061,188)	(1,646,850)
For past services	(570,297)	(529,509)
Projected net assets	(1,033,740)	(906,059)
Additional liability made of:		
Intangible assets	370,997	508,510
Adjustment to capital	662,743	1,037,073
Accrued liability	$ -	$ 639,524

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $272,871 ($280,453 in 2005). During the year payments made by the trusts to beneficiaries, amounted to $260,428 ($188,220 in 2005).

- The net cost for the year amounted to $214,077 ($267,864 in 2005), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

- During the year severance indemnities were paid of $350,468 ($208,178 in 2005).

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding against Group companies. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation, nor the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 111 million 495 thousand U.S. dollars (73 million 336 thousand U.S. dollars in 2005) approximately.

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lese payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

As of September 30, 2006 and 2005, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount

Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent at least 56.10% of the total shares of common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	12,642,351
	$15,482,003

b) Composition of updating of some shareholder's equity accounts:

Item	Net Historical Cost	Net Restatement	Net Restatement
Capital	2,839,652	12,642,351	15,482,003
Share Premium	193,388	837,678	1,031,066
Accumulated Profits:			
Legal reserve	1,980,332	637,606	2,617,938
Reserve for acquisition of own shares	150,000	501,257	651,257
To be applied	31,454,512	4,487,474	35,941,986
Profit for the period	6,812,026	96,386	6,908,412

Total	$43,429,910	$19,202,752	$62,632,662

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the year is made up as follows:

Description	2006	2005
Consolidated net income for the year	$9,009,800	$7,941,795
Result from holding non-monetary assets	(188,950)	70,903
Comprehensive income	$8,820,850	$8,012,698

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of September 30 is made up as follows:

Item:	2006	2005
Income tax currently payable	$3,980,840	$3,819,815
Asset tax	22,554	20,811
Deferred income tax	(212,226)	(429,449)
	$3,791,168	$3,411,177

b) On January 1, 2005, amendments to the Income Tax Law were enacted stipulating an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax of the year was determined applying the rate of 29% to the taxable income (30% in 2005). The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item:	2006	2005
Fixed assets and other assets	$6,145,616	$5,662,122
Inventories	805,797	1,069,109
Labor obligations upon retirement	290,438	246,718
Other	489,679	440,948

Subtotal	7,731,530	7,418,897
Tax credits corresponding to:		
Recoverable asset tax	(78,142)	(86,165)
Total deferred tax liability	7,653,388	7,332,732
Deferred employees' profit sharing	127,181	168,322
Total deferred income tax and employees' profit sharing liability	$7,780,569	$7,501,054

d) Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

Tax regulations in effect since January 2005 establish that taxpayers may choose between (i) deducting the December, 2004 book inventory from 2005 taxable income, when consumed or sold, and including it in taxable income over a period of years, and (ii) not deducting December 2004 inventory when it is consumed or sold. For this reason, the Group recorded in 2005 a deferred employees' profit sharing liability of $127,181 ($308,514 in 2005).

The employees' profit sharing provision charged to income is made up as follows:

Item	2006	2005
Current employees' profit sharing	$881,651	$815,746
Deferred employees' profit sharing	(18,222)	(135,508)
	$863,429	$680,238

f) The combined statutory rates for income tax and employee's profit sharing were 39% (40% in 2005), which differ from the effective rate of 34.06% (34.0% in 2005), due mainly to the effects of tax consolidation and non-deductible-expenses.

g) At the date of the consolidated financial statements, there is asset tax in the amount of $266,705 ($227,125 in 2005) after restatement, which can be recovered in the following ten years, to the extern income tax exceeds asset tax in any of those years.

- Certain subsidiaries incurred no income tax, and therefore the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future years; this is shown in the consolidated balance sheet, together with deferred tax, as provided by the NIF D-4. The accumulated balance of this item amounts to $78,142 ($86,165 in 2005).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $22,554 ($20,811 in 2005).

h) Grupo Modelo S. A. de C. V., together with its direct and indirect subsidiaries, is authorized to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- The consolidation percentage of shareholding is the average shareholding, which is applied to each of the subsidiaries, and for the parent company from 2005 onwards this is 100%. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and which correspond to the 1999 to 2004 tax years, and which are to be applied against tax profits generated in 2005, are considered at the shareholding percentage multiplied by a factor of 0.60.

- Any companies, in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are not applied during the 10 year carryforwards period must be added to the consolidated profit of the year in which they expire.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before their incorporation in the tax consolidation that will affect the consolidated tax result by $13,088 ($25,284 in 2005) wherever these subsidiaries generate taxable income. In 2005 prior years' tax losses in the amount of $24,370 ($18,187 in 2005), nominal amounts, were applied against taxable income.

j) In the event of distribution (in cash or assets), retained earnings are subject to income tax payable by the company, which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 29% income tax (30% in 2005) on the result of multiplying the dividend paid by the factor of 1.4085 (1.4286 in 2005); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In this period, dividends in the amount of $4,064,700 ($3,554,102 in 2005) at historical value, were decreed in favor of the majority shareholders. The amount of $140,590 comes from the CUFINRE and caused income tax for distribution of reinvested earnings in the amount of $9,966, figure that was reserved in prior years, and the amount of $3,924 was diminished from CUFIN.

- As of the date of the consolidated financial statements, the balances of the net tax income account were as follows:

Item	2006	2005
CUFIN	$20,110,020	$17,254,964

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account of Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2006	2005
Purchases of:		
Containers and packaging	$4,734,166	$4,039,448
Raw materials	86,259	141,490
Machinery	2,195	57,295

	$4,822,620	$4,238,233
Sales of:		
Recyclable materials	$ 145,735	$ 156,621
Machinery and maintenance services	-	12,563
	$ 145,735	$ 169,184

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousands of U.S. dollars:

Description	2006	2005
Assets	314,364	309,933
Liabilities	45,728	41,345

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.975 pesos for assets and $10.978 pesos for liabilities per U.S. dollar	$3,450,145	$502,002

- The exchange rate as of the date of the consolidated financial statements was $10.87 for assets and liabilities.

c) During the year, the following operations were carried out in U.S. dollars (thousands):

Description	2006	2005
Exports of finished goods	1,144,237	971,937
Collection of royalties	132,022	117,175
Exports of packaging and other materials	38,244	35,117
	1,314,503	1,124,229
Purchase of inventories	168,409	192,146

Freight, advertising, taxes and duties, and other items	208,976	231,167
Purchase of machinery and payment of other services	34,281	62,221
Purchase of spare parts	7,014	6,708
	418,680	492,242
Net	895,823	631,987

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2006	Income	Consolidated net profit	Identifiable assets
Domestic	$29,511,330	$6,234,783	$82,615,465
Exports	12,785,489	2,775,017	3,603,612(1)
	$42,296,819	$9,009,800	$86,219,077
2005			
Domestic	$27,113,675	$5,646,621	$79,068,949
Exports	11,226,304	2,295,174	1,369,445(1)
	$38,339,979	$7,941,795	$80,438,394

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b) The Group has had some transactions with derivative financial instruments, which have been recorded as a hedge, since their purpose it to mitigate the Group's exposure to volatility in the price of some consumables.

17. FUTURE EVENTS:

The Company and Constellation Brands, Inc. reached an agreement in July 2006 to create a joint venture for the purpose of importing and marketing Modelo's Mexican beer portfolio in the United States of America effective January 2, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
DIBLO, S.A. DE C.V.		243,229,213	76.75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,779,898
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	181,841
SEEGER INDUSTRIAL	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,337
ESTIMACION BAJA DE VALOR EN LIBROS		1	0.00	0	(142,208)
TOTAL INVESTMENT IN ASSOCIATES				75,293	2,896,868
OTHER PERMANENT INVESTMENTS					89,397
TOTAL				75,293	2,986,265

NOTES

GRUPO MODELO,S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V., WHOSE MAIN BUSINES IS REAL STATE AND INVESTMENT IN SHARES OR SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
CONTAINERS		0.00	456,042	0	0	0	0	0						
PACKING		0.00	250,354	0	0	0	0	0						
BOTTLES		0.00	30,186	0	0	0	0	0						
MALT		0.00	3,155	0	0	0	0	0						
FUEL		0.00	55,241	0	0	0	0	0						
PUBLICITY		0.00	57,311	0	0	0	0	0						
SPARE PARTS		0.00	39,222	0	0	0	0	0						
LABELS		0.00	1,476	0	0	0	0	0						
FREIGHT		0.00	16,233	0	0	0	0	0						
ELECTRICITY		0.00	3,331	0	0	0	0	0						
WATER AND ICE		0.00	11,318	0	0	0	0	0						
OTHER RAW MATERIALS		0.00	20,040	0	0	0	0	0						
MACHINERY AND EQUIPMENT		0.00	13,674	0	0	0	0	0						
SERVICES		0.00	62,764	0	0	0	0	0						
PALLET		0.00	13,674	0	0	0	0	0						
FEES		0.00	16,491	0	0	0	0	0						
MANTENIMIENTO		0.00	12,434	0	0	0	0	0						
COMPUTER EQUIPMENT		0.00	6,431	0	0	0	0	0						
ELECTRIC EQUIPMENT		0.00	27	0	0	0	0	0						
MAIL AND PHONE		0.00	7,223	0	0	0	0	0						
SOFT DRINKS		0.00	11,463	0	0	0	0	0						
CORN		0.00	25,806	0	0	0	0	0						
CUSTOM EXPENSES		0.00	0	0	0	0	0	0						
PROMOTIONAL ITEMS		0.00	0	0	0	0	0	0						
BARLEY		0.00	10,955	0	0	0	0	0						
RICE		0.00	2,529	0	0	0	0	0						
CONSTRUCTION LIABILITIES		0.00	382	0	0	0	0	0						
TOLLS		0.00	0	0	0	0	0	0						
STATIONERY		0.00	3,249	0	0	0	0	0						
CHEMICAL PRODUCTS		0.00	39,598	0	0	0	0	0						
CLEANING MATERIALS		0.00	31	0	0	0	0	0						
PLANE TICKETS		0.00	217	0	0	0	0	0						
INSURANCE		0.00	209	0	0	0	0	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
GROSERIES		0.00	361,985	0	0	0	0	0						
REFRIGERATION EQUIPMENT		0.00	8,475	0	0	0	0	0						
OTHERS		0.00	48,053	0	0	0	0	0						
MALT		0.00							145	0	0	0	0	0
PUBLICITY		0.00							27,353	0	0	0	0	0
SPARE PARTS		0.00							14,884	0	0	0	0	0
FREIGHT		0.00							11,270	0	0	0	0	0
OTHER RAW MATERIALS		0.00							152,177	0	0	0	0	0
MACHINERY AND EQUIPMENT		0.00							53,554	0	0	0	0	0
SERVICES		0.00							57,340	0	0	0	0	0
FEES		0.00							1,298	0	0	0	0	0
BEER		0.00							52,865	0	0	0	0	0
CORN		0.00							7,187	0	0	0	0	0
PROMOTIONAL ITEMS		0.00							4,246	0	0	0	0	0
LEASING		0.00							811	0	0	0	0	0
BARLEY		0.00							20,903	0	0	0	0	0
HOPS		0.00							19,259	0	0	0	0	0
OTHERS		0.00							2,239	0	0	0	0	0
PACKING		0.00							474	0	0	0	0	0
FUEL		0.00							274	0	0	0	0	0
PALLET		0.00							2,720	0	0	0	0	0
TOTAL SUPPLIERS			1,607,579	0	0	0	0	0	428,999	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHERS		0.00	337,130	0	0	0	0	0						
OTHERS		0.00							73,022	0	0	0	0	0
TOTAL			1,944,709	0	0	0	0	0	502,021	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	314,364	3,450,148	0	0	3,450,148
LIABILITIES POSITION	42,659	468,315	3,069	33,706	502,021
SHORT-TERM LIABILITIES POSITION	42,659	468,315	3,069	33,706	502,021
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	271,705	2,981,833	(3,069)	(33,706)	2,948,127

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS ACTIVOS ES DE $10.975 Y PARA PASIVOS ES DE $10.978.

LA POSICION EN MONEDA EXTRANJERA QUE SE TIENE EN OTRAS MONEDAS CON SU EQUIVALENCIA EN DOLARES EN EL PASIVO CORRESPONDE A EUROS PRINCIPALMENTE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	24,589,187	4,541,810	(20,047,377)	(0.01)	118,077
FEBRUARY	25,004,759	4,307,583	(20,697,176)	0.00	92,208
MARCH	25,861,391	4,348,833	(21,512,558)	0.00	97,617
APRIL	27,601,786	4,913,497	(22,688,289)	0.00	(42,960)
MAY	24,583,718	5,537,434	(19,046,284)	0.00	(45,206)
JUNE	26.157.303	5.315.801	(20.841.502)	0.00	(73.833)
JULY	26,398,161	5,315,801	(21,082,360)	0.00	57,092
AUGUST	26,663,719	4,931,751	(21,731,969)	0.00	78,318
SEPTEMBER	27,716,274	5,288,876	(22,427,397)	(0.01)	171,541
RESTATEMENT				0.00	(397)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					452,457

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

============ N / A ================

ACTUAL SITUATION OF FINANCIAL LIMITED

============ N / A ================

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V	BREWERY	11,100	100.00
CERVECERIA MODELO DE GUADALAJ	BREWERY	5,050	100.00
CIA. CERVECERA DEL TROPICO, S	BREWERY	16,000	67.70
CERVECERIA DEL PACIFICO, S.A.	BREWERY	2,000	79.70
CERVECERIA MODELO DE TORREON,	BREWERY	2,850	92.70
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	89.10
CIA. CERVECERA DE ZACATECAS,	BREWERY	20,000	80.60
CEBADAS Y MALTAS, S.A. DE C.V	TRANSFORMATION OF BARLEY INTO	150	100.00
EXTRACTOS Y MALTAS, S.A. DE C	TRANSFORMATION OF BARLEY INTO	90	100.00
GMODELO AGRICULTURE, INC	TRANSFORMATION OF BARLEY INTO	100	100.00

NOTES

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATION OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR:2006

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL MALTING COMPANY	YES	0.00
		MALT	GMODELO AGRICULTURE, INC.	YES	8.32
CORN	ARANCIA COC, S.A. DE C.V.				3.97
RICE	IPACPA, S.A. DE C.V.				0.38
		HOPS	JOHN I. HAAS INC.	NO	1.91
			S.S. STEINER INC.		0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
BEER	24,766	24,340,745	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
OTHER INCOME	0	5,170,585	0.0		
FOREIGN SALES					
BEER	12,286	12,785,489	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	
	0	0	0.0	MODELO ESPECIAL	
	0	0	0.0	NEGRA MODELO	
	0	0	0.0	PACIFICO	
TOTAL		42,296,819			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2006

GRUPO MODELO, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
BEER	12,286	12,785,489	U.S.A.	CORONA	CONSUMER
	0	0	CANADA	CORONA LIGHT	
	0	0	EUROPA	MODELO ESPECIAL	
	0	0	ASIA	NEGRA MODELO	
	0	0	LATINOAMERICA	PACIFICO	
FOREIGN SUBSIDIARIES					

TOTAL	12,785,489	

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS.
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	15	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.0000	15	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0.0000	15	0	650,351,920	0	650,351,920	0	967,801
TOTAL			1,459,389,728	1,792,369,904	1,459,389,728	1,792,369,904	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,251,759,632

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

THE AMOUNT OF PS.$ 2,170,153 ($ 4,131,682 IN 2005), OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONTRSUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS $3,068,112 ($4,144,188 IN 2005) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2006 Y 2007.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREIGN SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINE OF NIF B-15 TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS, ISSUED BY THE CINIF , FOLLOWING THE METOD OF INTEGRATED FOREIGN OPERATION, FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF $10.975(10.750 IN 2005) PER UNITED STATES DOLLAR WAS USED; NON MONETARY ENTRIES AND THE PROFIT AND LOS STATEMENT WERE CONVERTED TO THE MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCHANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND IS NO REESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2006	2005
ASSETS	161,406	116,390
LIABILITIES	16,670	21,304
NET ASSETS	144,736	95,086